UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Shayna Loan

On June 11, 2023, HUB Cyber Security Ltd. (the “Company”) entered into a loan agreement (the “Loan Agreement”) with Shayna LP, a Cayman Islands company (“Shayna”). Pursuant to the Loan Agreement, Shayna agreed to lend to the Company an amount equal to NIS 5 million (approximately $1.4 million) (the “Loan”).

The Loan will not bear interest other than in the event that if certain payments under the Loan as set forth in the Loan Agreement are not timely made, the Loan will bear interest at the rate of 8% annual until paid in full.

The Loan will be convertible at the option of Shayna at a conversion price equal to a 40% discount to the lower of (i) the average closing prices of the Company’s ordinary shares during the five trading days preceding the date of the conversion notice or (ii) the average closing prices of the Company’s ordinary shares during the five trading days preceding the signing of the Loan Agreement. The Loan Agreement also served to amend the Company’s prior loan agreement entered into in February 2023 with Shayna (the “Prior Loan Agreement”) to reduce the conversion price of the shares to be issued upon conversion of the loan granted under the Prior Loan Agreement (the “Prior Loan” and, together with the Loan, the “Shayna Loans”) to be identical to the conversion price under the Loan Agreement.

Further, pursuant to the Loan Agreement, the Company agreed to file a registration statement on Form F-1 (the “Registration Statement”) to register (i) the shares issuable upon conversion of the Shayna Loans; (ii) the warrants issuable under the Prior Loan Agreement and (iii) the shares issuable upon exercisable of the warrants to be issued under the Prior Loan Agreement, no later than 7 days following the filing by the Company of its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”). The Company also agreed to make every effort and take all the necessary actions so that the aforementioned registration statement will be declared effective by the SEC as early as possible after its submission to the SEC and in order for it to remain effective until all shares held by Shayna are sold or freely tradable under Rule 144 without giving effect to volume or manner of sale limitations. The Company will bear all the costs associated with such registration.

In addition, Shayna will not be allowed to convert the Shayna Loans, and the Company will not issue shares in respect of a conversion notice, if the conversion would require the approval of the Company’s shareholders in accordance with section 270(5) and section 274 of the Companies Law, and this conversion and allocation will be postponed to the earliest date given in accordance with section 270(5) and Article 274 of the Companies Law.

If, at any point following the conversion of the Loans, the Lender owns 7% or more of the Company’s issued and outstanding shares, Shayna will be entitled to require the Company, to register for resale all of the Company’s shares for resale by Shayna, as well as the Company’s shares that may be allocated upon exercising warrants, which Shayna will be entitled to as a result of the conversion of the Loans on Form F-1 or Form F-3, as applicable, within 21 days after receiving a written notice from Shayna. Additionally, pursuant to the Loan Agreement, Shayna will be entitled to standard “piggyback registration rights” in the event thatthe Company submits a registration statement to the SEC to register the Company’s shares for itself or any other party, and will also be entitled to participate in any sale of shares under that registration statement. The Company has agreed to enter into a standard registration rights agreements within 14 days of signing the Loan Agreement reflecting these terms.

In connection with the Loan, the Company agreed to pay a commission equal to NIS 375,000 (approximately $105,000) together with warrants to purchase ordinary shares of the Company having a value equal to NIS 375,000 upon the date of grant to A-Labs Finance and Advisory Ltd. The Company also agreed to pay a commission equal to NIS 375,000 (approximately $105,000) to an affiliate entity of Shayna. In addition, commencing on August 10, 2023, the Company agreed to pay to Shayna a consulting fee equal to $70,000 per month (plus value added tax) in 12 equal monthly payments, totaling $840,000.

In connection with the Loan Agreement, the Company agreed, subject to certain exceptions, not to enter into certain transactions (without Shayna’s approval) during the period between the signing of the Loan Agreement and the date of the issuance of shares and warrants upon conversion of the Loans, including, among others, amendment of the Company’s Articles of Association, harming Shayna’s rights under the Loan Agreement, distributing dividends and profits to shareholders, entering into related-party transactions and granting further liens on the Company’s property and assets.

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Share Pledges

In order to guarantee Shayna’s rights under the Loan Agreement and to receive the brokerage and consulting fees set forth above, each of Vizerion Ltd. A-Labs and Uzi Moskovich (together the “Pledgors”), agreed to pledge all shares and warrants of the Company held by them in favor of Shayna. If the Company fails to register the shares issuable upon conversion of the Loans within 90 days of the signing of the Loan Agreement, then the Shayna may, at its sole option, foreclose on the shares, in proportion the holding of each of the Pledgors, in exchange for assigning Shayna’s rights according to the Loan Agreement to the Pledgors for the allocation of shares in the same number that was exercised by Shayna, and all other rights of Shayna under this Agreement will remain in effect. If the registration of the shares is completed and Shayna is paid in full for the consultation fee noted above, the pledges on the shares will be canceled.

The foregoing is a summary description of certain terms of the Loan Agreement and, by its nature, is incomplete. A translated copy of the Loan Agreement will be filed as an exhibit to the Company’s Form 20-F. The foregoing description of the Loan Agreement is qualified in its entirety by reference to such Loan Agreement, when available. The Loan Agreement contains customary representations and warranties, covenants and indemnification provisions that the parties made to, and solely for the benefit of, each other in the context of all of the terms and conditions of such agreements and in the context of the specific relationship between the parties thereto.

Oppenheimer Suit

On June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s business combination with Mount Rainier Acquisition Corp. The complaint alleges that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021.

As of the date of this report, the Company is still examining the claim and its potential defenses and counterclaims thereto and therefore, at this stage, is unable to assess the chances for success of the claim and the outcome of the suit on the Company. The Company expects to defend against these claims vigorously.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and: (i) the Company’s ability to defend against the Oppenheimer claim and the impact of the claim on the Company’s financial performance; (ii) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (iii) the risk that the consummation of the business combination disrupts the Company’s current operations and future plans; (iv) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (v) limited liquidity and trading of the Company’s securities; (vi) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (vii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (viii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (ix) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final proxy statement/prospectus filed on December 5, 2022.

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Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this report and attributable to the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this report. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: June 16, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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